Form 10-K405, Exhibit 13
period 1995-12-31
COMPRESSION LABS INC
filed 1996-04-15
CIK 319085

                      SELECTED CONSOLIDATED FINANCIAL DATA
                         COMPRESSION LABS, INCORPORATED


                                                                                           Years ended December 31,
(In thousands, except per share amounts and number of employees)    1995          1994          1993           1992          1991
- -----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS (a)
         Revenues                                                 $ 112,979     $ 114,958     $  95,095     $  95,031     $  61,331
         Gross margin                                             $  33,620     $  44,054     $  28,128     $  27,278     $  22,352
         Special charges (b)                                      $       -     $       -     $       -     $       -     $  17,317
         Net loss from continuing operations                      $ (21,040)    $  (4,878)    $ (12,184)    $  (3,418)    $ (17,895)
         Net income (loss)                                        $ (57,582)    $     107     $  (3,483)    $  (3,283)    $ (15,102)
         Net income (loss) per share:
                  Net loss from continuing operations             $   (1.37)    $   (0.32)    $   (1.04)    $   (0.30)    $   (1.84)
                  Net income (loss)                               $   (3.76)    $    0.01     $   (0.30)    $   (0.29)    $   (1.55)
         Cash dividends (c)                                       $       -     $       -     $       -     $       -     $       -
         Weighted average common shares and
                  common share equivalents outstanding               15,304        15,160        11,666        11,283         9,728
                                                                  =========     =========     =========     =========     =========
YEAR END FINANCIAL DATA
         Working capital                                          $  15,259     $  53,820     $  52,017     $  31,902     $  42,675
         Total assets                                             $ 104,753     $ 131,651     $ 124,922     $  94,736     $  82,535
         Short-term debt including current portion of
                  capital lease obligations                       $  13,958     $  10,553     $   9,280     $   9,960     $      50
         Long-term debt including capital lease obligations       $     985     $     494     $   1,016     $       -     $       2
         Redeemable convertible preferred stock                   $       -     $       -     $  13,758     $       -     $       -
         Stockholders' equity                                     $  35,674     $  86,962     $  67,579     $  56,877     $  57,904
                                                                  =========     =========     =========     =========     =========
         Employees                                                      535           549           434           354           331
                                                                  =========     =========     =========     =========     =========

(a) In November 1995, Compression Labs, Incorporated (the Company) decided to discontinue the operations of the broadcast products division (BPG). Therefore, operating results for BPG are classified as discontinued operations on the Company's Consolidated Statements of Operations and prior periods have been restated accordingly.

(b) In 1991, the Company recorded special charges to reflect changes in the Company's business, primarily for product restructuring write downs and relocation of the Company's manufacturing facility.

(c) Under the terms of a revolving credit facility with a bank, the Company may not declare or make any cash or stock dividends.

                         SELECTED QUARTERLY CONSOLIDATED
                                 FINANCIAL DATA
                         COMPRESSION LABS, INCORPORATED


                                                                                                 1995
                                                                           -----------------------------------------------------
                                                                            First       Second        Third         Fourth
(Unaudited - in thousands, except per share amounts)                       Quarter      Quarter      Quarter       Quarter
- -----------------------------------------------------------------------------------------------------------------------------------

REVENUES                                                                   $ 27,857     $ 29,923     $ 28,444     $ 26,755
Cost of revenues                                                             17,529       18,163       16,295       27,372
                                                                           --------     --------     --------     --------
         GROSS MARGIN                                                        10,328       11,760       12,149         (617)
OPERATING EXPENSES
         Selling, general and administrative                                  9,428       10,106        9,665       13,562
         Research and development                                             2,421        2,136        2,377        3,040
         Settlement of litigation                                               897            -            -            -
                                                                           --------     --------     --------     --------
                                                                             12,746       12,242       12,042       16,602
                                                                           --------     --------     --------     --------
                  INCOME (LOSS) FROM OPERATIONS                              (2,418)        (482)         107      (17,219)
Interest income                                                                   6            3           93           12
Interest expense                                                               (215)        (340)        (309)        (278)
                                                                           --------     --------     --------     --------
Net loss from continuing operations                                          (2,627)        (819)        (109)     (17,485)
                                                                           --------     --------     --------     --------
Discontinued operations
         Income (loss) from operations                                          535          921          (82)      (3,315)
         Loss on disposal                                                         -            -            -      (34,601)
                                                                           --------     --------     --------     --------
                  Net income (loss) from discontinued operations                535          921          (82)     (37,916)
                                                                           --------     --------     --------     --------
NET INCOME (LOSS)                                                          $ (2,092)    $    102     $   (191)    $(55,401)
                                                                           ========     ========     ========     ========
Net income (loss) per share
         Net loss from continuing operations                                  (0.18)       (0.05)       (0.01)       (1.13)
         Net income (loss) from discontinued operations                        0.04         0.06            -        (2.45)
                                                                           --------     --------     --------     --------
         NET INCOME (LOSS) PER SHARE                                       $  (0.14)     $   0.01     $  (0.01)    $  (3.58)
                                                                           ========      ========     ========     ========
Weighted average common shares and common share equivalents outstanding      14,667        15,505       15,265       15,463
                                                                           ========      ========     ========     ========




                                                                                                 1994
                                                                           -----------------------------------------------
                                                                             First       Second       Third        Fourth
(Unaudited - in thousands, except per share amounts)                        Quarter      Quarter      Quarter      Quarter
- --------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                   $ 25,058     $ 30,253     $ 30,323     $ 29,324
Cost of revenues                                                             15,507       18,527       18,934       17,936
                                                                           --------     --------     --------     --------
                  GROSS MARGIN                                                9,551       11,726       11,389       11,388
OPERATING EXPENSES
         Selling, general and administrative                                  8,731        9,465       10,313        9,644
         Research and development                                             2,350        2,584        2,696        2,528
                                                                           --------     --------     --------     --------
                                                                             11,081       12,049       13,009       12,172
                                                                           --------     --------     --------     --------
                  LOSS FROM OPERATIONS                                       (1,530)        (323)      (1,620)        (784)
Interest income                                                                  93           41           25           18
Interest expense                                                               (214)        (200)        (159)        (225)
                                                                           --------     --------     --------     --------
Net loss from continuing operations                                          (1,651)        (482)      (1,754)        (991)
Net income from discontinued operations                                       1,679        1,050          764        1,492
                                                                           --------     --------     --------     --------
NET INCOME (LOSS)                                                          $     28     $    568     $   (990)    $    501
                                                                           ========     ========     ========     ========
Net income (loss) per share
         Net loss from continuing operations                                  (0.11)       (0.03)       (0.12)       (0.07)
         Net income from discontinued operations                               0.11         0.07         0.05         0.10
                                                                           --------     --------     --------     --------
         NET INCOME (LOSS) PER SHARE                                       $      -     $   0.04     $  (0.07)    $   0.03
                                                                           ========     ========     ========     ========
Weighted average common shares and common share equivalents outstanding      15,392       15,280       14,549       15,000
                                                                           ========     ========     ========     ========

                      MANAGEMENT'S DICUSSION AND ANALYSIS
                         COMPRESSION LABS, INCORPORATED


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Annual Report to Stockholders contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the Company's Form 10-K for the year ended December 31, 1995 under the caption "Business."

     Unless noted otherwise, the following discussion pertains to the Company's continuing operations. Discussion of discontinued operations is contained in Note 2 of Notes to Consolidated Financial Statements.

     RESULTS OF OPERATIONS

     The following percentage table sets forth, for the periods indicated, the relationship of selected items in the Company's Consolidated Statements of Operations to revenues from continuing operations.


                                                           YEARS ENDED DECEMBER 31,
                                                       1995         1994         1993
     --------------------------------------------------------------------------------
     Revenues                                          100%         100%         100%
     Cost of revenues                                   70%          62%          70%
     Gross margin                                       30%          38%          30%
     Selling, general and administrative                38%          33%          31%
     Research and development                            9%           9%          11%
     Net loss from continuing operations               (19%)         (4%)        (13%)
     Income (loss) from discontinued operations        (32%)          4%           9%
     Net income (loss)                                 (51%)          0%          (4%)

     REVENUES

     Revenues decreased 2% in 1995 and increased 21% in 1994 from the prior years, respectively. The decrease in revenues for 1995 was primarily due to a decrease in videoconferencing unit volume, partially offset by higher average selling prices in the videoconferencing market and increased installation and maintenance revenue. Unit volume of the Company's codec products decreased 11% to 2,322 units in 1995 from 2,609 units in 1994. The increase in revenues from continuing operations for 1994 compared to 1993 was primarily the result of an increase in product sales, service and installation revenue, partially offset by a decline in sales of personal video products. Unit volume of the Company's codec product shipments increased 19% to 2,609 units in 1994 from 2,195 units in 1993.

     International revenues increased to $24.3 million or 22% of revenues from continuing operations in 1995, compared to $21.2 million or 18% of revenues in 1994 and $12.4 million or 13% of revenues in 1993. The increase in international revenues in 1995 compared to 1994, as well as international revenues in 1994 as compared to 1993, resulted primarily from growth of sales in China and other Far East locations. The Company does not presently engage in foreign currency transactions, nor does it have any significant assets located outside the United States. Therefore, the Company is not directly affected by foreign currency exchange rate fluctuations.

     GROSS MARGIN

     Gross margin as a percentage of sales was 30%, 38%, and 30% in 1995, 1994 and 1993, respectively. Gross margin on product sales in 1995 was negatively impacted by charges of approximately $11.0 million in the fourth quarter of 1995. These charges resulted from the Company's decision to restructure its videoconferencing division, and included reductions in the carrying values of certain assets, primarily inventory and capitalized software. See Note 13 of Notes to Consolidated Financial Statements. The increase in gross margin in 1994 compared to 1993 was due primarily to sales of higher margin Radiance and eclipse group videoconferencing systems, and to a decline in sales of lower margin older generation systems and personal video products. The Company continues to seek improvement in gross margin through introduction of new products with higher margins, as well as through cost reductions of existing products. However, the Company anticipates that gross margin on revenues will continue to be subject to fluctuations caused by the introduction of new products, changes in product mix and variations in manufacturing costs.

                      MANAGEMENT'S DICUSSION AND ANALYSIS
                         COMPRESSION LABS, INCORPORATED


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses were 38%, 33% and 31% of revenues in 1995, 1994 and 1993, respectively. The increase as a percentage of revenues in 1995 compared to 1994 was primarily due to $4.1 million of additional expenses in the fourth quarter resulting from the Company's decision to restructure its videoconferencing division. These expenses relate to allowance for doubtful accounts and reductions in the carrying values of certain demonstration equipment and assets related to service activities. See Note 13 of Notes to Consolidated Financial Statements.

The increase as a percentage of revenues in 1994 compared to 1993 was primarily due to increases in sales and marketing costs related to increases in personnel, new sales offices and equipment-related expenses necessary to stimulate and support planned revenue growth in future periods. The Company anticipates that selling, general and administrative expenses will generally increase with increases in revenues, but may vary from quarter to quarter and year to year as a percentage of revenues.

RESEARCH AND DEVELOPMENT EXPENSE

The Company's total research and development expenditures in 1995, 1994 and 1993 aggregated $14.8 million, $15.1 million and $13.4 million, respectively. Research and development expenditures consisted of research and development expenses, cost of revenues related to research and development contracts and capitalized software development costs as summarized in the table below (in millions):

                                                                                     1995       1994        1993
- ------------------------------------------------------------------------------------------------------------------
Research and development expense                                                   $  10.0     $  10.2     $  10.5
Capitalized software development costs                                                 4.8         3.9         2.9
Cost of revenues related to research and development contracts                         -           1.0         -
                                                                                   -------     -------     -------
Total research and development expenditures from continuing operations             $  14.8     $  15.1     $  13.4
                                                                                   =======     =======     =======

Research and development expense was 9% of revenues in 1995 and 1994, and 11% of revenues in 1993. The decrease as a percentage of revenues in 1994 compared to 1993 was attributable to the increase in revenues in 1994, as well as an increase in the amounts capitalized in conjunction with the development of new software.

Capitalized software development costs increased in 1995 and 1994 due to increased activity on new software for more complex and feature-rich videoconferencing products. The Company expects research and development expense as a percentage of revenues to fluctuate, due in part to changes in the levels of research and development activities, as well as changes in the levels of external funding for research and development and amounts capitalized in conjunction with software development.

INTEREST INCOME AND EXPENSE

Interest income was $0.1 million in 1995 compared to $0.2 million in 1994 and $0.6 million in 1993. The decrease in 1995 compared to 1994 and 1993 was principally due to a reduction of funds available for investment. Interest expense increased to $1.1 million in 1995 compared to $0.8 million in both 1994 and 1993. Interest expense in 1995 reflected higher average outstanding borrowings and higher interest rates compared to 1994. Interest expense in 1994 reflected lower average outstanding borrowings and higher interest rates compared to 1993.

INCOME TAXES

At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $46.0 million, of which $23.0 million related to deductions attributable to the exercise of non-qualified stock options and employees' early disposal of stock acquired through incentive stock options. The future net reduction in taxes otherwise payable arising from such deductions will be credited to additional paid-in capital when realized. At December 31, 1995, the Company had a federal general business credit carryforward of approximately $2.2 million. The federal net operating loss and tax credit carryforwards expire primarily in the years 1999 through 2010.

DISCONTINUED OPERATIONS

In the fourth quarter of 1995, the Company adopted a plan to discontinue operations of its broadcast products division and refocus its efforts and resources on developing and marketing videoconferencing products. See Note 2 of Notes to Consolidated Financial Statements. The Company has held discussions with various companies regarding the possible sale of the broadcast products division. No definitive agreement has been reached, nor can there be any assurances that an agreement with terms acceptable to the Company will ultimately be reached.

                      MANAGEMENT'S DICUSSION AND ANALYSIS
                         COMPRESSION LABS, INCORPORATED


NET INCOME (LOSS)

The net loss from continuing operations was $21.0 million, $4.9 million and $12.2 million in 1995, 1994 and 1993, respectively. The loss in 1995 was heavily impacted by the charges discussed above in "Gross Margin." The decline in net operating results in 1995 was also affected by higher selling, general and administrative expenses, as well as a one-time charge of approximately $0.9 million resulting from settlement of litigation.

The improvement in operating results in 1994 compared to 1993 was primarily due to improved gross margins resulting from increased revenues of videoconferencing products and changes in videoconferencing product mix to higher margin products, partially offset by higher selling, general and administrative expenses and reduced sales of personal video products.

The Company continues to seek improvement in operating results through introduction of new products that are expected to have higher margins, as well as through cost reductions of existing products. However, there can be no assurance that the Company will be successful in its efforts. In the future, the Company's operating results may be impacted by a number of factors, including cancellation or delays of customer orders, interruption or delays in the supply of key components, changes in customer base or product mix, seasonal patterns of capital spending by customers, new product announcements by the Company or its competitors, pricing pressures and changes in general economic conditions. Historically, a significant portion of the Company's shipments have been made in the last month of each quarter. As a result, a shortfall in revenues compared to expectations may not evidence itself until late in the quarter. Additionally, the timing of expenditures for research and development activities and sales and marketing programs, as well as the timing of orders by major customers, may cause operating results to fluctuate quarterly and annually.

LIQUIDITY AND CAPITAL RESOURCES

The Company has used internally generated funds, public and private offerings of common and preferred stock, sale and leaseback arrangements and bank credit lines to finance its growth since 1983. In 1995, the Company's operations generated $7.3 million in cash. The net loss was offset primarily by depreciation and amortization, reductions in inventories and net assets of discontinued operations and increases in accounts payables and accrued liabilities. Cash generated by operations of $0.7 million in 1994, was primarily from net income plus depreciation and amortization, increased deferred revenue, and decreases in other current assets, partially offset by increases in accounts receivable, inventories and net assets of discontinued operations and a decrease in accounts payable. Capital expenditures were $7.2 million in 1995 and $9.4 million in 1994, consisting primarily of engineering and manufacturing equipment for new product lines, office equipment, field service spares and demonstration equipment. The Company anticipates that the amount of capital expenditures will decrease in 1996 compared to 1995.

At December 31, 1995, the Company had cash and cash equivalents totaling $12.6 million. The Company has a line of credit, which expires on August 21, 1996, in the amount of $15.0 million, of which $12.8 million was outstanding at December 31, 1995. The Company believes it has the ability to either renew this line upon its expiration or obtain alternative financing. See Note 7 of Notes to Consolidated Financial Statements. Working capital was $15.3 million and $53.8 million at December 31, 1995 and 1994, respectively.

Given the size and importance of its accounts receivable, the Company has implemented a number of ongoing and planned measures designed to reduce the levels of accounts receivable relative to revenues, including increased collection efforts and improved accounts receivable controls. The Company also has a number of inventory management programs, including increasing component procurement by turnkey manufacturers, decreasing manufacturing cycle time through increased production flexibility and automation, smoothing shipment cycles, reducing component costs through volume purchasing and competitive bidding, and improving controls. However, there can be no assurance that the Company will be able to reduce or maintain its accounts receivable or inventory levels in the future. The Company regularly assesses accounts receivable in terms of collectability and inventories in light of technology changes and market conditions, and reduces the carrying value of these assets as considered appropriate.

The Company's operating and product development activities have required significant cash. The Company anticipates that existing cash and lines of credit, together with sources of additional liquidity such as private or public offerings, sale and leaseback arrangements, equipment lease lines and bank credit lines, will be sufficient to meet cash requirements through 1996. In July 1995, the Company raised approximately $4.9 million in net proceeds through a registered direct sale of common stock. Should additional funding be required, however, there can be no assurance that such funding will be available on acceptable terms as and when required by the Company.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                         COMPRESSION LABS, INCORPORATED


                                                                                         Years ended December 31,

(In thousands, except per share amounts)                                         1995            1994             1993
- -------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                      $ 112,979        $ 114,958        $  95,095
Cost of revenues                                                                 79,359           70,904           66,967
                                                                              ---------        ---------        ---------
                  GROSS MARGIN                                                   33,620           44,054           28,128
OPERATING EXPENSES:
         Selling, general and administrative                                     42,761           38,153           29,646
         Research and development                                                 9,974           10,158           10,452
         Settlement of litigation                                                   897                -                -
                                                                              ---------        ---------        ---------
                                                                                 53,632           48,311           40,098
                                                                              ---------        ---------        ---------
                  NET LOSS FROM OPERATIONS                                      (20,012)          (4,257)         (11,970)
Interest income                                                                     114              177              620
Interest expense                                                                 (1,142)            (798)            (834)
                                                                              ---------        ---------        ---------
Net loss from continuing operations                                             (21,040)          (4,878)         (12,184)
                                                                              ---------        ---------        ---------
Discontinued operations:
         Income (loss) from operations                                           (1,941)           4,985            8,701
         Loss on disposal                                                       (34,601)               -                -
                                                                              ---------        ---------        ---------
                  Net income (loss) from discontinued operations                (36,542)           4,985            8,701
                                                                              ---------        ---------        ---------
NET INCOME (LOSS)                                                             $ (57,582)       $     107        $  (3,483)
                                                                              =========        =========        =========
Net income (loss) per share:

         Net loss from continuing operations                                      (1.37)           (0.32)           (1.04)
         Net income (loss) from discontinued operations                           (2.39)            0.33             0.74
                                                                              ---------        ---------        ---------
         NET INCOME (LOSS) PER SHARE                                          $   (3.76)       $    0.01        $   (0.30)
                                                                              =========        =========        =========
Weighted average common shares and common share equivalents outstanding          15,304           15,160           11,666
                                                                              =========        =========        =========


See accompanying Notes to Consolidated Financial Statements

                          CONSOLIDATED BALANCE SHEETS
                         COMPRESSION LABS, INCORPORATED

                                                                                              December 31,
(In thousands, except share amounts)                                                     1995            1994
- ----------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
         Cash and cash equivalents                                                   $  12,638        $  11,319
         Accounts receivable, less allowance for doubtful accounts of
                  $10,028 in 1995 and $1,992 in 1994                                    46,798           54,470
         Inventories                                                                    22,821           29,511
         Other current assets                                                            1,096            2,715
                                                                                     ---------        ---------
                  Total current assets                                                  83,353           98,015
                                                                                     ---------        ---------
PROPERTY AND EQUIPMENT
         Furniture and fixtures                                                          9,551            5,273
         Machinery and equipment                                                        25,802           32,675
         Equipment under capital leases                                                  2,090            2,185
                                                                                     ---------        ---------
                                                                                        37,443           40,133
         Accumulated depreciation and amortization                                     (20,171)         (19,251)
                                                                                     ---------        ---------
                                                                                        17,272           20,882
CAPITALIZED SOFTWARE, NET                                                                3,828           11,868
OTHER ASSETS                                                                               300              886
                                                                                     ---------        ---------
                  TOTAL ASSETS                                                       $ 104,753        $ 131,651
                                                                                     =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
         Short-term debt                                                             $  13,452        $   9,803
         Current portion of capital lease obligations                                      506              750
         Accounts payable                                                               26,169           20,040
         Accrued liabilities                                                            21,689            6,362
         Deferred revenue                                                                6,278            7,240
                                                                                     ---------        ---------
                  Total current liabilities                                             68,094           44,195
                                                                                     ---------        ---------
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS                                               985              494
STOCKHOLDERS' EQUITY
         Preferred stock-
                  Undesignated preferred stock, $.001 par value; 4,000,000
                  shares authorized; none issued or outstanding                              -                -
         Common stock-
                  $.001 par value; 25,153,658 shares authorized; shares issued
                  and outstanding: 15,491,475 in 1995 and 14,655,745 in 1994                15               15
         Additional paid-in capital                                                    120,696          114,402
         Accumulated deficit                                                           (85,037)         (27,455)
                                                                                     ---------        ---------
                  Total stockholders' equity                                            35,674           86,962
                                                                                     ---------        ---------
                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $ 104,753        $ 131,651
                                                                                     =========        =========



See accompanying Notes to Consolidated Financial Statements.

                           CONSOLIDATED STATEMENTS OF
                              STOCKHOLDERS' EQUITY
                         COMPRESSION LABS, INCORPORATED




                                                                 Common Stock          Additional
                                                             ---------------------      Paid-in      Accumulated
(In thousands)                                                 Shares      Amount       Capital         Deficit         Total
- ------------------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1992                                  11,408        $11       $ 80,945       $(24,079)       $ 56,877
         Net exercises of common stock options                    296          1          1,776              -           1,777
         Sale of common stock to employees                        100          -            976              -             976
         Sale of common stock to investors, net of
                  issuance costs of $171                          700          1          9,702              -           9,703
         Issuance of common stock under warrants, net             241          -          1,729              -           1,729
         Net loss                                                   -          -              -         (3,483)         (3,483)
                                                               ------        ---       --------       --------        --------
BALANCES AT DECEMBER 31, 1993                                  12,745         13         95,128        (27,562)         67,579
         Net exercises of common stock options,
                  including income tax benefit of $900            163          -          2,173              -           2,173
         Sale of common stock to employees                        100          -            844              -             844
         Sale of common stock to investors, net of
                  issuance costs of $27                           148          -          1,973              -           1,973
         Conversion of preferred stock to common stock          1,435          2         13,756              -          13,758
         Issuance of common stock under warrants, net              65          -            528              -             528
         Net income                                                 -          -              -            107             107
                                                               ------        ---       --------       --------        --------
BALANCES AT DECEMBER 31, 1994                                  14,656         15        114,402        (27,455)         86,962
         Net exercises of common stock options                    138          -            545              -             545
         Sale of common stock to employees                        100          -            677              -             677
         Sale of common stock to investors, net of
                  issuance costs of $90                           565          -          4,823              -           4,823
         Issuance of common stock under warrants, net              32          -            249              -             249
         Net loss                                                   -          -              -        (57,582)        (57,582)
                                                               ------        ---       --------       --------        --------
BALANCES AT DECEMBER 31, 1995                                  15,491        $15       $120,696       $(85,037)       $ 35,674
                                                               ======        ===       ========       ========        ========

See accompanying Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         COMPRESSION LABS, INCORPORATED





                                                                                             Years ended December 31,
(In thousands)                                                                         1995             1994            1993
- ------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
                  Net income (loss)                                                  $(57,582)       $    107        $ (3,483)
                  Non-cash expenses included in operations-
                           Depreciation and amortization                               17,237          11,104           9,330
                  Changes in certain assets and liabilities-
                           Accounts receivable                                          2,681          (8,702)           (212)
                           Inventories                                                 11,306          (2,381)         (1,664)
                           Other current assets                                         1,657           1,639          (1,198)
                           Accounts payable                                             6,129          (4,614)          4,168
                           Accrued liabilities                                         15,327             352             336
                           Deferred revenue                                              (962)          4,615             886
                           Discontinued operations                                     11,503          (1,400)        (14,519)
                                                                                     --------        --------        --------
                                    Net cash generated by (used in) operations          7,296             720          (6,356)
                                                                                     --------        --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES

         Property and equipment additions                                              (7,235)         (9,434)         (8,271)
         Increase in capitalized software                                              (9,371)         (6,702)         (4,999)
         Decrease in other assets                                                         586             853             260
                                                                                     --------        --------        --------
                                    Net cash used in investing activities             (16,020)        (15,283)        (13,010)
                                                                                     --------        --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES

         Sales of Series B preferred stock, net                                             -               -          13,758
         Sales of common stock, net                                                     6,294           4,618          14,185
         Payments of capital lease obligations                                           (840)           (359)           (224)
         Collateralized borrowings                                                      1,597               -               -
         (Payments) borrowings under line of credit agreements                          2,992           1,110          (1,257)
                                                                                     --------        --------        --------
                                    Net cash generated by financing activities         10,043           5,369          26,462
                                                                                     --------        --------        --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    1,319          (9,194)          7,096
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         11,319          20,513          13,417
                                                                                     --------        --------        --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                             $ 12,638        $ 11,319        $ 20,513
                                                                                     ========        ========        ========



See accompanying Notes to Consolidated Financial Statements.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                         COMPRESSION LABS, INCORPORATED


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Compression Labs, Incorporated (the Company) develops, manufactures and markets visual communication systems for business, government, education and healthcare customers globally.

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company recognizes product revenues at the time of shipment. Revenues from the sale of maintenance contracts are recognized ratably over the term of the respective contract. Research and development contract revenues are recognized under the percentage-of-completion method based on the ratio of costs incurred to estimated total costs for fixed price contracts and on a cost-plus-fee basis on time-and-materials contracts.

WARRANTY COSTS

The Company's products are under warranty for periods ranging from 90 days to 14 months. Estimated warranty costs are charged to cost of revenues when the related sales are recognized.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

The Company has a valuation allowance as of December 31, 1995 that fully offsets its gross deferred tax assets due to the Company's historical losses and management's belief that, based on currently available evidence, it is more likely than not that the Company will not generate sufficient taxable income to realize any or all of the deferred tax assets.

EARNINGS PER SHARE

Net income per share is computed using the weighted average number of common shares outstanding during each period including dilutive common share equivalents, which consist of common stock options and warrants. Net loss per share is computed using the weighted average number of common shares outstanding. Common share equivalents are not included in the net loss per share calculation because the effect would be anti-dilutive.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit with banks and money market instruments with original maturities of three months or less.

CONCENTRATIONS OF CREDIT RISK

The Company sells its products to distributors and end users in diversified industries including business, government, education and healthcare. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in first-out basis, or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Equipment acquired under capital lease obligations is stated at the lower of fair value or the present value of future minimum lease payments at the inception of the lease. Depreciation and amortization are provided over the estimated useful lives of the assets or over the life of the lease, as applicable, using the straight-line method. Field spares are amortized over the estimated life of the related product.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                         COMPRESSION LABS, INCORPORATED

CAPITALIZED SOFTWARE

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86. Amortization of capitalized software development costs begins upon initial product shipment. Software development costs are amortized (a) over the estimated life of the related product, generally thirty-six months, using the straight-line method, or (b) based on the ratio of current revenues from the related products to total estimated revenues for such products, whichever is greater.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of those instruments. The carrying amounts of the short-term debt approximates fair value because the interest rates change with market interest rates. The fair value of the long-term debt and capital leases is not estimated, but reflects the contractual present value owed to non-related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 121 becomes effective for fiscal years beginning after December 15, 1995. The Company is currently assessing the impact of SFAS No. 121 on the Company's consolidated financial statements.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 will be effective for fiscal years beginning after December 15, 1995 and will require that the Company either recognize in its consolidated financial statements costs related to its employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the consolidated financial statements.

The Company expects to continue to use the intrinsic value-based method of Accounting Principles Board Opinion (APB) No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. Therefore, in its consolidated financial statements for fiscal 1996, the Company will make the required pro forma disclosures in a footnote to the consolidated financial statements. SFAS No. 123 is not expected to have a material effect on the Company's consolidated results of operations or financial position.

RECLASSIFICATIONS

Certain previously reported amounts in the 1994 and 1993 consolidated financial statements and notes have been reclassified to conform with the 1995 presentation.

2. DISCONTINUED OPERATIONS

During November 1995, the Company adopted a strategic plan to discontinue operations of its broadcast products division. This division generally manufactures and sells broadcast video products to commercial end-users. The results for the division have been accounted for as discontinued operations in accordance with APB No. 30, and prior years' consolidated financial statements have been restated to reflect the discontinuation of the division.

The Company has held discussions with various companies regarding the possible sale of the broadcast products division. No definitive agreement has been reached, nor can there be any assurances that an agreement with terms acceptable to the Company will ultimately be reached. The components of net assets of discontinued operations included in the Consolidated Balance Sheets at December 31, 1995 and 1994 are summarized as follows (in thousands):

                                                        1995          1994
- ----------------------------------------------------------------------------
Accounts receivable, net                               $14,929       $19,920
Inventories                                             10,859         6,243
Property and equipment, net                              4,174         3,288
Capitalized software                                         -         3,916
Other assets                                                38             -
                                                       -------       -------
                                                       $30,000       $33,367
                                                       =======       =======

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                         COMPRESSION LABS, INCORPORATED

     Revenues from the discontinued division were approximately $36,974,000, $42,029,000 and $46,232,000 for the years ended December 31, 1995, 1994 and
     1993, respectively. Included in the amount of discontinued operations on the Consolidated Statement of Operations is management's best estimate of the net proceeds expected to be realized on the sale of the assets of the division and the provisions for expected losses to be incurred, including a provision for future operating losses of $1,290,000 expected to be incurred during the phase-out period of the broadcast products division. The amounts the Company will ultimately realize could differ materially from the estimates used in arriving at the loss on discontinued operations.

3. UNBILLED RESEARCH AND DEVELOPMENT CONTRACT RECEIVABLES

     At December 31, 1995, the Company had $3,519,000 of unbilled receivables relating to research and development contracts, of which $2,932,000 relates to contracts entered into with Thomson Consumer Electronics, Inc. and North American Philips Corporation. These receivables are generally billable either in quarterly installments or upon the delivery of specified items.

4. INVENTORIES

     Inventories are summarized as follows (in thousands):



                                                              December 31,
                                                             1995      1994
- -----------------------------------------------------------------------------
     Raw materials                                         $ 2,189    $ 7,521
     Work-in-process                                         3,858      4,293
     Finished products
              Products on hand                              13,488     13,151
              Products under rental and loan agreements      3,286      4,546
                                                           -------    -------
                                                           $22,821    $29,511
                                                           =======    =======

5. CAPITALIZED SOFTWARE

     The Company capitalized $9,276,000 of internal software development costs during 1995, $6,645,000 in 1994 and $4,874,000 in 1993. In addition, the
     Company purchased software of $95,000 in 1995, $57,000 in 1994 and $125,000 in 1993. Amortization of capitalized software development costs and purchased software was $17,411,000 in 1995, $5,120,000 in 1994 and
     $4,049,000 in 1993. In 1995, total amortization includes $13,340,000 of amortization expense to reduce the carrying value of certain capitalized software relating to product lines for discontinued operations and older-generation product lines for continuing operations. At December 31, 1995 and 1994, capitalized software, net of accumulated amortization, was $3,828,000 (including $22,000 of purchased software) and $11,868,000 (including $192,000 of purchased software), respectively.

6. ACCRUED LIABILITIES

     Accrued liabilities are summarized as follows (in thousands):

                                                          December 31,
                                                       1995        1994
- ------------------------------------------------------------------------
     Employee compensation                            $ 3,202    $ 3,205
     Accrued expenses, discontinued operations         13,887       --
     Other accrued expenses, continuing operations      4,600      3,157
                                                      -------    -------
                                                      $21,689    $ 6,362
                                                      =======    =======


7. BANK LINE OF CREDIT AND LONG-TERM DEBT

     BANK LINE OF CREDIT

     The Company has a $15,000,000 revolving credit facility that bears interest at the bank's prime rate (currently 8.50%) plus one percent, that expires on August 21, 1996. The Company believes it can renew this line upon its expiration. The line of credit agreement is secured by substantially all of the Company's assets. Under the credit agreement, the Company is required to meet certain financial covenants involving capital spending levels and debt ratio, and may not declare or make any cash or stock dividends. The Company was in compliance with these requirements, or had obtained a waiver for non-compliance from the bank, as of December 31, 1995 and 1994. At December 31, 1995, the balance outstanding under the line of credit was $12,795,000.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                         COMPRESSION LABS, INCORPORATED


     TERM LOANS

     In 1995, the Company entered into long-term loan agreements for $2,172,000 that bear interest rates from 10.76% to 11.48% over thirty-six and forty-eight months. These loans are secured by specific capital assets. At December 31, 1995, the balances outstanding under these loans were $1,597,000. Required principal payments over the next three years are $657,000, $735,000 and $205,000, respectively.

8. COMMITMENTS AND CONTINGENCIES

     LEASE COMMITMENTS

     The Company leases its facilities and other equipment under operating lease agreements which expire at various dates through 2004. The Company also leases certain manufacturing equipment under capital leases which expire in June 2000. Approximate future minimum lease payments under these leases are as follows (in thousands):

                                              Capital   Operating
     Year                                      Leases    Leases
     -------------------------------------------------------------
     1996                                       $592    $ 3,055
     1997                                         58      2,634
     1998                                         19      1,962
     1999                                          8      1,968
     2000                                          4      1,848
     Thereafter                                   -       2,626
     -------------------------------------------------------------
                                                 681    $14,093
                                                        =======
     Less amount representing interest           130
                                                ----
                                                 551

     Less current portion                        506
                                                ----
                                                $ 45
                                                ====

     Total operating lease expense was approximately $3,364,000 in 1995, $2,760,000 in 1994 and $3,307,000 in 1993. Accumulated depreciation of equipment under capital leases totalled $1,489,000 and $943,000 at December 31, 1995 and 1994, respectively. Depreciation expense on equipment under capital leases was $739,000 in 1995, $693,000 in 1994 and $250,000 in 1993.

     CONTINGENCIES

     On August 24, 1993, the Company filed a complaint against Oklahoma State University Education and Research Fund, Inc. (OSUERF) in United Stated District Court claiming that OSUERF breached an exclusive subcontract for the Company to provide equipment to OSUERF under OSUERF's prime contract with the United States Army, TRADOC Division. On November 18, 1993, the Company amended the complaint to add Federal Leasing, Inc. (FLI) as a defendant. On February 4, 1994, the CIT Group/Equipment Financing Inc.
     (CIT), as an assignee of FLI's rights under a financing agreement, filed a complaint against the Company in United States District Court claiming indemnification from the Company. The Company responded to CIT's complaint by denying the material charging allegations and stating certain affirmative defenses. The OSUERF and CIT actions have been consolidated. On April 21, 1995, CIT and FLI separately moved for summary judgment against the Company seeking damages in the amount of $2 million. The Company opposed the respective motions. By order dated October 11, 1995 the court denied the summary judgment motions of CIT and FLI, respectively.

     By order dated December 20, 1995, the consolidated actions were reassigned to the Honorable Charles A. Legge. A case management conference was held before Judge Legge on January 19, 1996, at which time the matter was set for jury trial to begin November 4, 1996. Discovery will close June 30, 1996.

     The Company will vigorously defend the claims stated against it by CIT, and believes that it has meritorious defenses. However, there can be no assurance that the Company will prevail or obtain indemnity for any recovery from OSUERF. If any of CIT's claims were to be decided adversely to the Company, the Company would be liable to pay monetary damages to CIT. The Company believes that the ultimate resolution of this matter will not have a material adverse impact on the Company's consolidated financial position.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                         COMPRESSION LABS, INCORPORATED



     On April 6, 1995, the Company filed a complaint against Southwestern Bell Telephone Company (SWBT) in Santa Clara, California Superior Court alleging that SWBT intentionally interfered with CLI's contracts with OSUERF and Hughes Network Systems (HNS). SWBT moved to quash service of summons for lack of personal jurisdiction, which motion was granted on July 11, 1995. On July 25, 1995, the Company refiled the complaint in the United States District Court for the Western District of Oklahoma. The complaint was served on SWBT which filed its answer on October 17, 1995, denying the material allegations of the complaint.

     On September 6, 1995, CLI filed its notice of appeal of the Superior Court's order granting SWBT's motion to quash service of summons for lack of personal jurisdiction. The appeal has now been fully briefed and the parties are awaiting an order from the Court of Appeal setting oral argument. Pending the outcome of the appeal, CLI and SWBT have stipulated that the Oklahoma federal court action will be placed in administrative closure. An order placing the matter in administrative closure was entered on October 20, 1995.

     In a complaint filed December 20, 1993, in United States District Court in Dallas, Texas, Datapoint Corporation (Datapoint) alleged that the Company had infringed two United States patents owned by Datapoint and relating to videoconferencing networks. The complaint seeks a judgment of infringement, monetary damages, injunctive relief and reasonable attorney's fees. The Company responded to the complaint on February 16, 1994 by denying the material allegations of the complaint and asserting affirmative defenses. Pursuant to court order, the parties have participated in mediation before a court-appointed mediator. Discovery in the case has commenced. On September 27, 1995, the Company filed a motion to construe the scope of the patent claims at issue in the litigation so as to elucidate whether Datapoint can assert that the Company is infringing the patents in suit or whether Datapoint's patents are invalid in light of the prior art. Briefing on the motion is complete and the motion is under submission to a special master to prepare a report to the District Court concerning the motion.

     The Company will vigorously defend the claims stated against it and believes that it has meritorious defenses; however, there can be no assurance that the Company will prevail. If any of the claims were to be decided adversely to the defendants, the Company could be liable for monetary damages to the plaintiff and be subject to injunctive relief. The Company believes that the ultimate resolution of this matter will not have a material adverse impact on the Company's consolidated financial position.

     To fulfill a purchase order from Philips Consumer Electronics Company (Philips) for the supply of certain decoder units, the Company placed a purchase order with Jabil Circuits, Inc. (Jabil) for the procurement of the component parts and the manufacture of the units. Due to the cancellation of the Philips purchase order, the Company has cancelled its purchase order with Jabil. By letter dated January 11, 1996, Jabil has demanded that the Company issue a purchase order for approximately $6,500,000 for the components which are outside the cancellation and reschedule windows. The Company initiated and engaged in negotiations with Philips and Jabil regarding the disposition of the component inventory and responsibility for cost of inventory that cannot be disposed of by Jabil. A resolution of the inventory issue has been reached as between Jabil and Philips. The Company has made a claim against Philips for damages associated with the Jabil inventory. Philips has not responded to the Company's claim letter. The Company believes that the ultimate resolution of this matter will not have a material adverse impact on the Company's consolidated financial position.

     The Company entered into a Joint Development and Marketing Agreement (JDMA) with Philips dated January 12, 1994, for the supply of certain decoder units discussed in the Jabil matter above. By amendment to the JDMA on May 24, 1995, Philips agreed to pay the Company $2,600,000 for all intellectual property jointly developed under the JDMA. In a related license agreement of May 12, 1995, the Company agreed to pay Philips $5,600,000 for a license under background patents and other intellectual property. Philips owes the Company $1,300,000 under the amendment, $900,000 of which was due December 29, 1995. The Company owes Philips $3,300,000 under the license agreement, $2,100,000 of which was due December 29, 1995. The Company believes that Philips has failed to make certain technology disclosures required under the license agreement. The Company has initiated and is engaged in negotiations with Philips regarding disposition of rights and monies owed under the amendment and license agreement. The Company believes that the ultimate resolution of this matter will not have a material adverse impact on the Company's consolidated financial position.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                         COMPRESSION LABS, INCORPORATED

     By letter dated October 23, 1995, Corporate Computer Services, Inc. (CCS), through its counsel, asserted that the Company is using proprietary technology of CCS without a license and is willfully misappropriating CCS' copyrights. The Company, in a letter from its counsel dated November 6, 1995, vigorously refuted CCS' assertions. The Company also tendered a payment for past due royalties plus interest pursuant to the terms of the MUSICAM License Agreement with CCS. The Company and CCS are now in the process of exploring the possibility of a future license agreement. The Company believes that the ultimate resolution of this matter will not have a material adverse impact on the Company's consolidated financial position.

     In the normal course of business, the Company receives and makes inquiries with regard to other possible patent infringement. Where deemed advisable, the Company may seek or extend licenses or negotiate settlements. Outcomes of such negotiations may not be determinable at any point in time; however, management does not believe that such licenses or settlements will, individually or in the aggregate, have a material adverse impact on the Company's consolidated financial position or results of operations.

9. STOCKHOLDERS' EQUITY

     PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of 4,000,000 shares of undesignated preferred stock at $.001 par value. There were no outstanding preferred shares at December 31, 1995.

     On February 1, 1993, Thomson Consumer Electronics S.A. (TCE) purchased 14,900 shares of redeemable Series B convertible preferred stock, par value $.001, for $1,000 per share. The Company received $13,758,000 net of commissions and issuance costs. Each Series B convertible preferred share was convertible into 96.3 shares, or a total of 1,434,900 shares, of the common stock of the Company at $10.384 per share, and carried equivalent voting rights to common stock on an "as if converted" basis. In 1994, TCE converted its shares of Series B convertible preferred stock into 1,434,900 shares of the Company's common stock. In addition, TCE has the right to add one board member to the Company's Board of Directors under certain circumstances.

     OFFERING OF COMMON STOCK

     In May 1994, the Company sold 147,929 shares of its common stock to Intel Corporation in a private offering for $1,973,000 net of issuance costs. In July 1995, the Company received an aggregate of $4,900,000 relating to the sale of 565,000 shares of newly issued common stock of the Company to an investor at prices equal to an average of market prices on the Nasdaq National Market during a specified period.

     PREFERRED SHARE PURCHASE RIGHTS PLAN

     In 1991, the Company adopted a Preferred Share Purchase Rights Plan under which, for each outstanding share of the Company's common stock, stockholders received one right, exercisable upon the occurrence of certain events, to purchase one one-hundredth of a share of a new series of preferred stock. In the event that any individual or group acquires 15% or more of the common stock of the Company, the Rights Plan permits the holder of each right, other than the acquiring individual or group, to purchase the Company's common stock having a market value of $200 at a 50% discount. In the event the Company is acquired in a merger or similar transaction in which the Company is not the surviving company, the holder of each right will have the right to purchase common stock of the acquiring company having a market value of $200 at a 50% discount. The Company may, subject to certain conditions, redeem the Rights for $.01 each or exchange one share of common stock for each right.

     EMPLOYEE STOCK OPTION PLANS AND STOCK PURCHASE PLAN

     Under the Company's stock option plans, options to purchase shares of common stock may be granted to employees, directors and consultants at not less than the fair market value at the date of grant, as determined by the Board of Directors, in the case of Incentive Stock Options (ISOs) as defined by the Internal Revenue Code of 1986, as amended, and at not less than 85% of fair market value at the date of grant in the case of options other than ISOs. Options typically vest at six-month intervals over a period of four years and expire after ten years. In the event of employee termination, the Company has the right to cancel any vested options not exercised within 90 days of the termination date. Cancelled options are returned to the option plans and are available for future grants.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                         COMPRESSION LABS, INCORPORATED


     In November 1994, the Company agreed to exchange outstanding options to purchase the Company's common stock held by non-officer employees for an equal number of options with an exercise price of $7.63, the then-current fair market value of the Company's common stock. In return, participating employees who chose to exchange their options agreed to vesting schedules for the new options which were delayed compared to vesting schedules for the original options. Options covering a total of 671,727 shares were exchanged under this program. The effect of such exchange reduced the weighted average exercise price of outstanding options from $10.79 to $9.74 per share. The effect of the exchange has been included in the accompanying table as options granted and cancelled. No officer of the Company was allowed to participate in this exchange.

     At December 31, 1995, the Company had 4,190,693 shares of common stock reserved for the exercise of stock options outstanding under all plans and for future option grants and the issuance of shares under the option plans and the purchase plan. At December 31, 1995, outstanding options to purchase the Company's common stock had a weighted average option price of $8.73, and 496,240 shares were available for future grant under all option and purchase plans. At December 31, 1995 and 1994, outstanding options under the employees stock option plans were exercisable for 2,277,507 and 2,048,341 shares, respectively.

     Options under the employee option plans have been granted, exercised and cancelled as follows:

                                             Number of Shares    Option Price per Share
     ----------------------------------------------------------------------------------
     Outstanding at December 31, 1992          3,218,580             $2.88 to $27.13
     Granted in 1993                             630,822             $8.63 to $14.25
     Exercised in 1993                          (296,291)            $2.88 to $14.13
     Cancelled in 1993                          (223,277)            $5.38 to $23.75
                                               ---------             ---------------
     OUTSTANDING AT DECEMBER 31, 1993          3,329,834             $2.88 to $27.13
     Granted in 1994                           1,378,562*            $6.50 to $13.38
     Exercised in 1994                          (163,456)            $2.88 to $11.25
     Cancelled in 1994                          (970,582)*           $6.50 to $27.13
                                               ---------             ---------------
     OUTSTANDING AT DECEMBER 31, 1994          3,574,358             $2.88 to $20.50
     Granted in 1995                           1,098,510             $7.19 to $10.25
     Exercised in 1995                          (138,357)            $2.88 to $ 9.00
     Cancelled in 1995                          (840,058)            $5.38 to $19.63
                                               ---------             ---------------
     OUTSTANDING AT DECEMBER 31, 1995          3,694,453             $2.88 to $20.50
                                               =========             ===============


     * Includes 671,727 shares exchanged under the above-mentioned program.

     In 1989 and 1992, the Company issued warrants to purchase a total of 890,000 shares of the Company's common stock at $7.50 per share to PaineWebber R&D Partner II, L.P. as part of a research and development contract. At December 31, 1995 and 1994, warrants for 551,940 shares and 584,607 shares, respectively, were outstanding and exercisable under these warrants.

     Through the Company's 1984 Employee Stock Purchase Plan, eligible employees of the Company may purchase common stock at 85% of the fair market value of the stock at the beginning or end of each offering period (calendar quarters), whichever is lower. Each participant may contribute up to 15% of total compensation toward purchase of shares. Shares have been issued under the plan as follows:

     Year     Number of Shares  Price per Share    Average Price per Share
- --------------------------------------------------------------------------------
     1995           99,547      $5.31 to $ 8.29            $6.80
     1994           99,588      $6.80 to $10.09            $8.47
     1993           99,645      $8.71 to $11.37            $9.80

     10. REVENUE

     International revenue, principally from customers located in East Asia, Australia and Western Europe, was approximately $24,331,000 or 22%, $21,159,000 or 18% and $12,396,000 or 13% of revenues in 1995, 1994 and
     1993, respectively. No single customer accounted for greater than 10% of revenues in 1995 and 1994. In 1993, sales to two customers accounted for 17% and 10% of revenues, respectively.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                         COMPRESSION LABS, INCORPORATED

11. INCOME TAXES

     As of December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $46,000,000, of which $23,000,000 relates to deductions attributable to the exercise of non-qualified stock options and employees' early disposition of stock acquired through incentive stock options. The future net reduction in taxes otherwise payable arising from such deductions will be credited to additional paid-in-capital when realized. As of December 31, 1995, the Company had a federal general business credit carryforward of approximately $2,200,000. The federal net operating loss and tax credit carryforwards expire primarily in the years 1999 through 2010.

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                                                                   Years ended December 31,
                                                                                                       1995       1994
- ---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
         Accounts receivable, principally due to the allowance for doubtful accounts                $  4,466    $    863
         Inventories, principally due to the allowance for obsolete inventories and additional
                  costs inventoried for tax purposes                                                   4,672       1,949
         Property and equipment, principally due to differences in depreciation                        6,683       3,925
         Capitalized research and development expenses                                                 3,394       2,380
         Accrued expenses, not currently deductible                                                    9,423       1,227
         Deferred revenue                                                                                738         931
         Tax credit carryforwards                                                                      2,291       2,708
         Net operating loss carryforwards                                                             15,959      14,486
         Other                                                                                            -           20
                                                                                                    --------    --------
                                                                                                      47,626      28,489
Less: valuation allowance                                                                            (44,441)    (22,250)
                                                                                                    --------    --------
         Net deferred tax assets                                                                       3,185       6,239
                                                                                                    --------    --------
Deferred tax liabilities:
         Capitalized software                                                                         (1,279)     (4,121)
         Long-term contract revenue                                                                   (1,906)     (1,218)
                                                                                                    --------    --------
                                                                                                      (3,185)     (5,339)
                                                                                                    --------    --------
         Net deferred tax asset                                                                     $    -      $    900
                                                                                                    ========    ========




     The valuation allowance for deferred tax assets as of December 31, 1995 was $44,441,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making the assessment.

     Federal tax law imposes significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in ownership of the Company which constitutes an "ownership change," as defined in Internal Revenue Code, Section 382. The Company's net operating loss and general business credit carryforwards have not been subjected to any potential limitations as a result of these provisions.

     12. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     The Company paid no federal income taxes during the years ended December 31, 1995, 1994 and 1993. Interest payments were $1,142,000, $798,000 and
     $846,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The Company purchased property and equipment through capital lease obligations totaling $147,000, $0 and $1,817,000 in 1995, 1994 and 1993, respectively.

     In 1994, additional paid-in capital increased $13,758,000 from the conversion of 14,900 shares of Series B convertible preferred stock into 1,434,900 shares of the Company's common stock. See Note 9 of Notes to Consolidated Financial Statements.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                         COMPRESSION LABS, INCORPORATED

13. SUBSEQUENT EVENT

     In the first quarter of 1996, the Company decided to restructure the videoconferencing division in order to seek profitability and growth. This resulted in adjustments that were recorded as of December 31, 1995 to carrying values of assets that were impacted--primarily inventories, capitalized software and accounts receivable. In conjunction with this action, the Company also reduced its workforce in the first quarter of 1996 and identified a number of offices that would be closed. Severance and other expenses associated with this action will be reflected in the results of the first quarter of 1996.

                          INDEPENDENT AUDITOR'S REPORT

     THE STOCKHOLDERS AND BOARD OF DIRECTORS OF COMPRESSION LABS, INCORPORATED:

     We have audited the accompanying consolidated balance sheets of Compression Labs, Incorporated and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compression Labs, Incorporated and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.



     KPMG Peat Marwick LLP
     San Jose, California
     March 13, 1996

                           STOCKHOLDERS' INFORMATION
                         COMPRESSION LABS, INCORPORATED


MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

     The Company's common stock is traded in the over-the-counter market under the Nasdaq National Market symbol CLIX. The following table sets forth the range of high and low trading prices during each quarter for the two years ended December 31, 1995.

                                High      Low
     -----------------------------------------
     1995
     First Quarter             $10.00   $ 7.00
     Second Quarter            $11.38   $ 8.13
     Third Quarter             $11.38   $ 7.50
     Fourth Quarter            $ 8.13   $ 6.00
                               ======   ======

     1994
     First Quarter             $16.13   $10.75
     Second Quarter            $13.63   $ 9.50
     Third Quarter             $13.00   $ 8.75
     Fourth Quarter            $10.38   $ 6.63
                               ======   ======


     The Company has never paid any cash dividends on its common stock. The Company presently intends to retain any earnings for use in its business and is currently restricted from declaring or paying any cash or stock dividends. At December 31, 1995, there were 997 stockholders of record.